

May 2, 2013

Via U.S. Mail
Paul A. Jacobson
Chief Financial Officer
Delta Air Lines, Inc.
Post Office Box 20706
Atlanta, Georgia 30320-6001

> **Re:** **Delta Air Lines, Inc.**
> **Form 10-K for the year ended December 31, 2012**
> **Filed February 13, 2013**
> **File No. 001-05424**

Dear Mr. Jacobson:

We have reviewed your filing and have the following comments.  In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within 10 business days by confirming that you will revise your document in future filings and providing any requested information.  If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

After reviewing the information you provide in response to these comments, we may have additional comments.


Form 10-K

Financial Statements, page 49

Notes to the Consolidated Financial Statements, page 56

Note 12. Income Taxes, page 87

Income Tax Allocation, page 89

1. We note from disclosures contained in your previously filed Form 10-K for the year ended December 31, 2011, effective June 2011, you stopped designating new fuel derivative contracts as accounting hedges and discontinued hedge accounting for your then existing fuel derivative contracts that previously had been designated as accounting

hedges.  We further note that you indicated all deferred income tax expense related to fuel derivatives previously designated as accounting hedges and included in AOCI will be recognized by June 2012, the original settlement date of those contracts unless you enter into and designate additional fuel derivative contracts as accounting hedges.  In this regard, please tell us whether you entered into additional fuel contracts designated as accounting hedges during 2012 as it appears the $321 million of deferred income tax expense continues to remain in AOCI as of December 31, 2012.  If you did not enter into and designate additional fuel contracts as accounting hedges, please explain to us why the $321 million was not reclassified to earnings during 2012, citing the relevant technical guidance used in determining your accounting treatment.  Please revise the notes to your financial statements to explain the change in circumstance from prior year as it is not readily apparent from your current disclosures.  We may have further comment upon receipt of your response.

Form 8-K/A filed January 22, 2013

Exhibit 99.1

2.  We refer to Note A containing reconciliations of non-GAAP measures.  We note in certain cases the disclosures as to why management believes the non-GAAP measures presented are useful to investors are rather vague.  For example, the reconciliation for net cash provided by operations, adjusted includes an adjustment for "other" which you disclose the measure is helpful to investors to evaluate the company's operating activities.  However, it is unclear how this measure is useful to investors in evaluating operating activities.  Please revise your disclosure to include more meaningful description of why such measures are useful to investors in evaluating your financial condition and results of operations pursuant to Item 10(e)(1)(i) of Regulation S-K.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require.  Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Heather Clark at 202-551-3624 or Jean Yu at 202-551-3305 if you have questions regarding comments on the financial statements and related matters.  Please contact me at 202-551-3813 with any other questions.

Sincerely,

/s/ Linda Cvrkel

Linda Cvrkel
Branch Chief